Devago, Inc.

Calle Dr. Heriberto Nunez #11A

Edificio Apt. 104

Dominican Republic

Via EDGAR

February 10, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:       Matthew Crispino

Re:          Devago, Inc.

Registration Statement on Form S-1

Filed December 30, 2014

File No. 333-201319

Dear Matthew Crispino:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 26, 2015 by Matthew Crispino, Staff Attorney of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Devago, Inc.

/s/ Jose Armando Acosta Crespo

By:	Jose Armando Acosta Crespo
Chief Executive Officer